UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment #6)

MANAS PETROLEUM CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

56176Q 10 2
(CUSIP Number)

Heinz J. Scholz
Seegartenstrasse 45
Horgen, Zurich Switzerland 8810
+41 76 365 45 60
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	56176Q 10 2

1	NAME OF REPORTING PERSONS Heinz J. Scholz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,847,637 shares of common stock [1]
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER 17,847,637 shares of common stock [1]
	10	SHARED DISPOSITIVE POWER Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,847,637 shares of common stock [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% [2] based on 172,592,292 shares of common stock outstanding as of March 6, 2013
14	TYPE OF REPORTING PERSON IN

1 Includes 16,847,637 shares of common stock and 1,000,000 stock options exercisable within 60 days,
2 Shares of common stock subject to Mr. Scholz’s options currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership by Mr. Scholz.

Item 1.              Security and Issuer

This statement is being filed on behalf of Heinz J. Scholz, relating to the shares of common stock, par value $0.001 per share, of Manas Petroleum Corporation, a corporation incorporated under the laws of the State of Nevada (the “Issuer”). The principal executive office of the Issuer is located at Bahnhofstrasse 9, 6341 Baar, Switzerland

Item 2.              Identity and Background

(a)	This statement is filed by Heinz J. Scholz.

(b)	The business address of Heinz J. Scholz is Seegertenstrasse 45, Horgen Zurich, Switzerland 8810

(c)	Mr. Scholz is an independent consultant

(d)	During the last five years, Mr. Scholz has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Mr. Scholz has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Scholz is a German citizen

Item 3.              Source and Amount of Funds or Other Consideration

On April 10, 2007, the Issuer completed the acquisition of DWM Petroleum AG, a Swiss company, under a share exchange agreement that it entered into with DWM Petroleum and the shareholders of DWM Petroleum on November 23, 2006. Under this share exchange agreement, Mr. Scholz received 22,736,616 shares of the Issuer’s common stock in exchange for 301,267 shares of DWM Petroleum held by him.

On April 1, 2007, the Issuer entered into an employment and non-competition agreement with Mr. Scholz, pursuant to which Mr. Scholz agreed to serve as the Chairman of the Issuer’s board of directors. As a portion of consideration for the services that Mr. Scholz agreed to render pursuant to his employment agreement, the Issuer granted Mr. Scholz stock options to purchase 1,000,000 shares of the Issuer’s common stock at a price of $4.00 per share pursuant to the Issuer’s stock option plan. On February 24, 2010, the Issuer re-priced 1,000,000 stock options granted to Heinz Scholz on May 2, 2007 from an original exercise price of $4.00 to $0.70.

On October 2, 2009, Mr. Scholz transferred 266,666 shares of the Issuer’s common stock pursuant to a trust agreement with Peter Mark Vogel. According to a side agreement between the founders of DWM Petroleum AG, Mr. Thomas Flottmann was eligible to obtain 500,000 shares of the Issuer after one year. These bonus shares came from Peter-Mark Vogel, Alexander Becker and Heinz J. Scholz, each one third (166,666 shares). Furthermore, Heinz Scholz had an agreement with Mr. Rahul Sen Gupta, the former CFO, concerning bonus shares of 100,000, Messrs. Vogel and Scholz agreed that Mr. Scholz would provide these shares from his allocation subject to a trust agreement between both parties. In accordance to the trust agreement Heinz Scholz holds 266,666 shares in trust for Peter-Mark Vogel.

On December 13, 2010, Mr. Scholz transferred 500,000 shares of the Issuer’s common stock pursuant to a contract of donation between Mr. Scholz and Eric Herlyn. According to the terms of the contract, Mr. Scholz will transfer 500,000 shares of common stock to Mr. Herlyn for no consideration to recognize Mr. Herlyn’s achievements for acting as the Issuer’s Chief Executive Officer.

On February 16, 2011, Mr. Scholz transferred 300,000 shares of the Issuer’s common stock pursuant to a contract of donation between Mr. Scholz and Günther Ströhlein. According to the terms of the contract, Mr. Scholz will transfer 300,000 shares of common stock to Mr. Ströhlein for no consideration.

On March 26, 2012, Mr. Scholz transferred 191,750 shares of the Issuer’s common stock for no consideration to Lisa Arnemann pursuant to a share transfer agreement.

On December 17, 2012, Mr. Scholz transferred 3,000,000 shares of the Issuer’s common stock for no consideration to Werner Ladwein pursuant to a share transfer agreement.

In connection to the lock up agreement to be signed by the Issuer’s directors, Mr. Scholz reviewed his stock positions and noticed certain trades were not previously reported. They are included in the table.

Transaction Date	Title of Securities	No. of Securities Purchased (Sold)	Price per unit	Total number of shares
22-Feb-11	common stock	(10,000)	$ 0.680	20,246,250
22-Feb-11	common stock	(4,500)	$ 0.690	20,241,750
24-Feb-11	common stock	(10,000)	$ 0.670	20,231,750
24-Feb-11	common stock	(10,000)	$ 0.660	20,221,750
24-Feb-11	common stock	(4,900)	$ 0.690	20,216,850
2-Mar-11	common stock	(15,000)	$ 0.658	20,201,850
2-Mar-11	common stock	(10,000)	$ 0.660	20,191,850
2-Mar-11	common stock	(10,000)	$ 0.670	20,181,850
2-Mar-11	common stock	(5,000)	$ 0.680	20,176,850
4-Mar-11	common stock	(10,000)	$ 0.640	20,166,850
4-Mar-11	common stock	(1,563)	$ 0.650	20,165,287
6-Jul-10	common stock	(30,800)	$ 0.530	20,134,487
9-Jul-10	common stock	(32,500)	$ 0.560	20,101,987
27-Jul-10	common stock	(6,000)	$ 0.570	20,095,987
24-Nov-10	common stock	(6,550)	$ 0.540	20,089,437
26-Nov-10	common stock	(1,500)	$ 0.540	20,087,937
7-Dec-10	common stock	(8,550)	$ 0.560	20,079,387
14-Feb-11	common stock	(20,000)	$ 0.620	20,059,387
29-Sep-11	common stock	(5,000)	$ 0.210	20,054,387
1-Dec-11	common stock	(15,000)	$ -	20,039,387
26-Mar-12	common stock	(191,750)	$ -	19,847,637
17-Dec-12	common stock	(3,000,000)	$ -	16,847,637

1-Feb-13	stock options [1]	(1,750,000)	$ -	1,000,000

1 the options were cancelled for no consideration.

Item 4.              Purpose of the Transaction

Mr. Scholz acquired the securities of the Issuer for investment purposes. Depending on market conditions and other factors, Mr. Scholz may acquire additional securities of the Issuer as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Scholz also reserves the right to dispose of some or all of the securities in the open market, in privately negotiated transactions to third parties or otherwise.

Mr. Scholz expects to evaluate on an ongoing basis his investment in the Issuer, and may from time to time acquire additional or dispose of securities of the Issuer (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Issuer or the securities held by Mr. Scholz to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement. Mr. Scholz may act independently in evaluating and effecting any such transactions.

Except as set forth elsewhere in this statement, Mr. Scholz has no plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above

Item 5.              Interest in Securities of the Issuer

(a)

The aggregate number and percentage of common stock of the Issuer beneficially owned by Mr. Scholz is 17,847,637 shares[1] of common stock, or approximately 10.3% [2] of the Issuer, based on 172,592,292 shares of common stock outstanding as of the date of this statement.

(b)	Mr. Scholz has the sole power to vote or direct the vote, and to dispose or direct the disposition of 17,847,637 shares[1] of common stock of the Issuer.

(c)	The response to Item 3 is responsive to this Item.

(d)	Not applicable

(e)	Not applicable

1 Includes 16,847,637 shares of common stock and 1,000,000 stock options exercisable within 60 days,
2 Shares of common stock subject to Mr. Scholz’s options currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership by Mr. Scholz.

Item 6.              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as referenced herein, to the knowledge of Mr. Scholz, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

On October 2, 2009, Mr. Scholz disposed of 266,666 shares of the Issuer’s common stock pursuant to a trust agreement with Peter-Mark Vogel. Heinz Scholz had an agreement with Mr. Rahul Sen Gupta, the former CFO, concerning bonus shares of 100,000, Mr. Vogel and Scholz agreed that Mr. Vogel would provide these shares from his allocation subject to a trust agreement between both parties.

On December 13, 2010, Mr. Scholz transferred 500,000 shares of the Issuer’s common stock pursuant to a contract of donation between Mr. Scholz and Eric Herlyn. According to the terms of the contract, Mr. Scholz will transfer 500,000 shares of common stock to Mr. Herlyn for no consideration to recognize Mr. Herlyn’s achievements for acting as the Issuer’s Chief Executive Officer.

On February 16, 2011, Mr. Scholz transferred 300,000 shares of the Issuer’s common stock pursuant to a contract of donation between Mr. Scholz and Günther Ströhlein. According to the terms of the contract, Mr. Scholz will transfer 300,000 shares of common stock to Mr. Ströhlein for no consideration.

On March 26, 2012, Mr. Scholz transferred 191,750 shares of the Issuer’s common stock for no consideration to Lisa Arnemann pursuant to a share transfer agreement.

On December 17, 2012, Mr. Scholz transferred 3,000,000 shares of the Issuer’s common stock for no consideration to Werner Ladwein pursuant to a share transfer agreement.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement, and any amendment or amendments hereto.

Item 7.              Material To Be Filed as Exhibits

10.1	October 2, 2009 Trust Agreement with Thomas Flottmann (attached as an exhibit to the Schedule 13D/A filed on March 31, 2010)

10.2	September 27, 2010 Contract of Donation between Erik Herlyn and Heinz Scholz (attached as an exhibit to the Schedule 13D/A filed on March 31, 2010)

10.3	February 16, 2011 Contract of Donation between Günther Ströhlein and Heinz Scholz (attached as an exhibit to the Schedule 13D/A filed on February 24, 2011)

10.4	December 17, 2012 Stock Transfer Agreement between Heinz Scholz and Werner Ladwein

10.5	March 26, 2012 Stock Transfer Agreement between Heinz Scholz and Lisa Arnemann

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2013

/s/ Heinz J. Scholz
Signature

Heinz J. Scholz
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).